Filed Pursuant to Rule 433 Registration Statement No. 333-215863 Supplementing the Prospectus dated February 1, 2017 and Preliminary Prospectus Supplement dated March 9, 2017

Johnson Controls International plc

€1,000,000,000 1.000% Senior Notes due 2023

Pricing Term Sheet

March 9, 2017

Issuer:	Johnson Controls International plc

Trade Date:	March 9, 2017

Settlement Date**:	March 15, 2017 (T+4)

Joint Book-Running Managers:	Barclays Bank PLC Crédit Agricole Corporate and Investment Bank ING Bank N.V. Commerzbank Aktiengesellschaft Danske Bank A/S UniCredit Bank AG

Co-Managers:	BBVA Securities Inc. Standard Chartered Bank

Title of Securities:	1.000% Senior Notes due 2023

Ratings (Moody’s / S&P / Fitch)*:	Baa1 (stable) / BBB+ (stable) / BBB+ (stable)

Aggregate Principal Amount Offered:	€1,000,000,000

Maturity Date:	September 15, 2023

Interest Rate:	1.000% per annum

Benchmark Bund:	DBR 2% due August 15, 2023

Benchmark Bund Price and Yield:	114.07; -0.176%

Spread to Benchmark Bund:	+131.6 basis points

Mid-Swap Yield:	0.440%

Spread to Mid-Swap Yield:	+70 basis points

Yield to Maturity:	1.140%

Price to Public:	99.129%, plus accrued interest, if any, from March 15, 2017

Gross Proceeds:	€991,290,000

Net Proceeds (before estimated offering expenses):	€985,290,000

Interest Payment Dates:	Payable annually on September 15 of each year, beginning on September 15, 2017 (short first coupon)

Optional Redemption:	Prior to June 15, 2023 (three months prior to the maturity date of the Securities), callable at make-whole (DBR + 20 basis points)

Par Call:	On or after June 15, 2023 (three months prior to the maturity date of the Securities)

CUSIP/ISIN/Common Code :	478375 AV0 / XS1580476759 / 158047675

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Day Count Convention:	ACTUAL / ACTUAL (ICMA)

Business Day Convention:	Following Business Day Convention

Listing:	Application will be made to list the notes on the New York Stock Exchange

Clearing and Settlement:	Euroclear / Clearstream

Stabilization:	Stabilization/FCA

*The security ratings set forth above are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time.

**It is expected that delivery of the notes will be made to investors on or about March 15, 2017, which will be the fourth U.S. business day following the trade date set forth above (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing will be required, by virtue of the fact that the notes initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC toll-free at 1-888-603-5847; Crédit Agricole Corporate and Investment Bank toll-free at 1-866-807-6030; or ING Bank N.V. toll-free at 1-877-446-4930.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.